AMENDMENT NO. 1

                                       TO

               AGREEMENT OF PURCHASE AND SALE Of VORTEX TECHNOLOGY


                  THIS AMENDMENT NO. 1 TO AGREEMENT OF PURCHASE AND SALE OF VORTEX ASSETS (the "Amendment"), made as of this 30th day of May 2003, is by and between:

                  TRI-LINK TECHNOLOGIES INC., a corporation incorporated under the Canada Business Corporations Act with its principal offices located in Burnaby, British Columbia, Canada (Tri-Link"); and

                  TELTRONICS, INC., a corporation incorporated under the laws of the State of Delaware with its principal offices located in Sarasota, Florida ("Teltronics").

                  Capitalized terms used herein without definition shall have the meanings ascribed to them in that certain Agreement of Purchase and Sale of Vortex Assets dated as of October 31, 2002 (the "Agreement")


                                 R E C I T A L S

                  WHEREAS, Tri-Link and Teltronics have entered into the Agreement; and

                  WHEREAS, Tri-Link and Teltronics desire to amend certain of the terms of the Agreement.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Teltronics and Tri-Link hereby agree as follows:

                                   ARTICLE I
                                   AMENDMENTS

                  Tri-Link and Teltronics agree that the following terms of the Agreement shall be amended as follows:

                  1.01. Definition of "Closing Time." The definition of the term "Closing Time" as defined in the Agreement shall be amended to read in its entirety as follows: "Closing Time" means 10:00 a.m. Eastern Time on June 4, 2003 or such other time and date as the parties may agree upon in writing.

                  1.02. Section 4.02 - Purchase Price and Payment. Section 4.02 shall be amended to read in its entirety as follows: "Purchase Price and Payment. The Purchase Price for the Purchased Assets (the "Purchase Price") shall be Two Million Five Hundred Thousand Dollars ($2,500,00.00), which has been and shall be paid:

                        (a)  $50,000 on May 2, 2003;

                        (b) $200,000 in immediately available funds at the Closing; and

                        (c) $2,250,000 in twelve equal quarterly principal installments of $187,500, plus accrued interest, with the first payment being due on the first Business Day of August, 2003 and with subsequent installments of principal and interest being payable on the first Business Day of each third month thereafter, until the entirety of the Purchase Price has been paid."

                  1.03. Section 4.03 - Security. Section 4.03 shall be amended to read in its entirety as follows: "Security. As security for payment of the Purchase Price from time to time remaining unpaid and such interest as shall from time to time have accrued thereon and remain unpaid, Teltronics shall at the Closing grant to Tri-Link a priority security interest in the Vortex Technology (as it may be constituted from time) and the Vortex Technology Assets. Following the Closing, Teltronics shall use commercially reasonable efforts to obtain the consent of Harris Corporation, Finova Mezzanine Capital, Inc. and the CIT Group/Business Credit, Inc. to the creation, as further security security for payment of the Purchase Price from time to time remaining unpaid and such interest as shall from time to time have accrued thereon and remain unpaid, of a junior security interest in favor of Tri-Link in all the other property and assets of Teltronics, subordinate in all respects to all present and future bank and other institutional indebtedness of Teltronics, including all obligations of Teltronics to Harris Corporation, Finova Mezzanine Capital, Inc. and the CIT Group/Business Credit, Inc. (as they may be constituted from time to time). All security interests created pursuant hereto shall be created (a) by way of a security agreement which is or security agreements each of which are substantially in the form of Exhibit J attached hereto and sufficient to perfect a security interest in the applicable collateral in each of the states of the United States and each of the provinces of Canada in which such collateral might be located and (b) in accordance with such other agreements as may be required to effect the specified priorities among the security interests then existing in the applicable collateral, in each case reasonably acceptable to the parties hereto."

                  1.04. Section 4.05 - Conversion Option. Section 4.05 shall be amended to read in its entirety as follows: "Conversion Option. Tri-Link shall be entitled, at its sole option, to convert, at any time and from time to time, in accordance with and subject to the Conversion Provisions specified in Exhibit L attached hereto, the balance of the Purchase Price then remaining unpaid into shares of Teltronics' voting common stock, during the periods and at the rates set forth in this Section 4.05 (as the same may be adjusted from time to time as herein provided, the "Conversion Prices"), so long as the total of all amounts theretofore converted at the applicable rates during the applicable periods and the amount to be converted at the applicable rate does not exceed the maximum amount specified in this Section 4.05 as being convertible at that rate during that period:

                  (a) Period One (from and after the Closing Time to and including February 1, 2004):

                        (i)   $82,500 at $0.22 per share;

                        (ii)  $125,000 at $0.50 per share;

                        (iii) $187,500 at $0.75 per share; and

                        (iv)  $250,000 at $1.00 per share;

                  (b) Period Two (from and after February 2, 2004 to and including June 1, 2004):

                        (i) $125,000 (less such amount, if any, as may in the preceding period have been converted at $0.50 per share) at $0.50 per share;

                        (ii) $187,500 (less such amount, if any, as may in the preceding period have been converted at $0.75 per share) at $0.75 per share; and

                        (iii) $250,000 (less such amount, if any, as may in the
                              preceding period have been converted at $1.00 per share) at $1.00 per share.

                  (c) Period Three (from and after June 2, 2004 to and including June 1, 2005):

                        (i) $187,500 (less such amount, if any, as may in the preceding periods have been converted at $0.75 per share) at $0.75 per share; and

                        (ii) $500,000 (less such amount, if any, as may in the preceding periods have been converted at $1.00 per share and less twice such amount, if any, as may in the preceding periods have been converted at $0.50 per share) at $1.00 per share; and

                  (d) Period Four (from and after June 2, 2005 to and including May 1, 2006):

                        (i) $750,000 (less such amount, if any, as may in the preceding periods have been converted at $1.00 per share and less twice such amount, if any, as may in the preceding periods have been converted at $0.50 per share and less one and one-third times the amount, if any, as may in the preceding periods have been converted at $0.75 per share) at $1.00 per share.

                  (e) Conforming Changes. The term "Conversion Price" shall be deleted wherever it appears in Exhibit A and under the heading "Anti-Dilution" in Exhibit L and the term "Conversion Prices" shall be substituted therefor. The term "the Conversion Price" shall be deleted where it appears in under the heading "No Fractional Securities" in Exhibit L and the term "at the applicable Conversion Prices" shall be substituted therefor.

                  (f) Recalculated Installments. Upon any such conversion being effected, each installment amount thereafter payable in respect of the Purchase Price shall be reduced, to be equal to: (a) such installment amount as would otherwise have been payable in respect thereof, less (b) the amount in respect of which such conversion was effected divided by the number of installment payments remaining to be made at the time such conversion was effected.

                  (g) Teltronics' Common Stock. Teltronics covenants that all of the securities that are issued to Tri-Link upon conversion being effected hereunder will be duly and validly issued and will be fully paid and non-assessable.

                  1.05. Section 4.06 - Royalty Commitment. Section 4.06 shall be amended to read in its entirety as follows: "Royalty Commitment. For the period commencing on the closing and ending on the fifth anniversary thereof, Teltronics shall pay to Tri-Link royalties as follows:

                        (a) Four percent (4%) of "Net Revenue" derived from the following components of the Vortex Technology: Vortex S.E. Controller Software, Vortex S.E. QSAP, SLIC and POTS, PC-Phone and Analog PSTN Gateway, each as defined in Exhibit C attached hereto;

                        (b) Two percent (2%) of "Net Revenue" derived from the following components of the Vortex Technology: Digital PSTN Gateway, H.323 WAN Gateway and BRI Gateway, each as defined in Exhibit C attached hereto; and

                        (c) Two percent (2%) of "Net Revenue" derived from third party hardware products that incorporate and/or use any of Vortex Technology.

                        For purposes of this Agreement "Net Revenue" means monies actually received by Teltronics in connection with the sale, licensing, distribution or other exploitation of those components of the Vortex Technology specified in Sections 4.06 (a) and (b) above and those third-party hardware products specified in Section 4.06(c) above, including, without limitation, the derivation of revenue by way of user fees, access fees, license fees and any other fees of a like nature and/or transaction-based charges, but which shall exclude sales and use taxes, returns, refunds, rebates, and separately stated shipping and handling costs or separately-stated maintenance, support, and engineering fees. The term "Net Revenue" shall not include any monies received by Teltronics in connection with the sale, licensing, distribution or other exploitation of its own products and services (including those products and services that interface with, integrate with or are compliant with the Vortex Technology), whether in existence as of the date hereof or developed in the future, provided that such products or services do not incorporate, use or comprise (otherwise than by way of interfacing with, integrating with or being compliant with) the Vortex Technology (or any portion or portions thereof). Teltronics presently has no intention of offering the Vortex Technology as part of an integrated system in which any of the Vortex Technology would be integrated with any of its own products or services, however, in the event that Teltronics proposes to offer the Vortex Technology as part of such an integrated system, it will do so pursuant to a published price list that sets out the Vortex Technology component of the system as a separate line item. In the event Tri-Link disagrees with the pricing allocations reflected in any such price list, the dispute resolution provisions of Article VIII shall apply. Teltronics shall maintain adequate records to verify all reports and payments to be made to Tri-Link pursuant to this Section 4.06 for a period of two (2) years following the end of the period in respect of which royalties are required to be paid hereunder. Tri-Link shall have the right to select an independent certified public accountant mutually agreeable to the parties to inspect no more frequently than annually the records of Teltronics on reasonable notice and during regular business hours to verify the reports and payments required hereunder. If such inspection should disclose any underreporting, Teltronics shall pay Tri-Link such amount within thirty (30) days of the conclusion of such inspection. The entire cost of such inspection shall be borne by Tri-Link; provided however, that if Teltronics is determined by such inspection to have underpaid royalties by five percent (5%) or more, then the cost of such audit shall be borne by Teltronics. Each royalty payment shall be accompanied by a statement setting forth in sufficient detail the basis upon which royalties were calculated."

                  1.06. Section 4.07 - Tri-Link Employees. Section 4.07 of the Agreement shall be amended to read in its entirety as follows: "Tri-Link Employees. Teltronics, or its wholly-owned Canadian subsidiary, shall assume and be liable for the accrued vacation pay and other statutory obligations owed by Tri-Link from August 1, 2002 through the Closing Time. In the event Teltronics fails to purchase the Vortex Technology in accordance with Section 4.01 hereof, Teltronics, or its wholly owned Canadian subsidiary, shall be deemed to have hired the Tri-Link employees as of May 1, 2003."

                  1.07. Section 5.02(c) - Closing Documentation. Section 5.02(c)(iii) of the Agreement shall be amended to read in its entirety as follows: "the consent of Michael Tsiroulnikov (d/b/a MIKET DSP Solutions) to the assignment of the MIKET License, as amended pursuant to Section 3.03 hereof, to Teltronics hereunder;" and Section 5.02(c)(iv) of the Agreement shall be amended to read in its entirety as follows: "the amendment of the MIKET License made pursuant to Section 3.03 hereof; ".

                  1.08. Section 5.03(b) - Closing Documentation. Section 5.03(b)(ii) of the Agreement shall be amended to read in its entirety as follows: "a bank draft or cashier's check payable to Tri-Link in the amount of Two Hundred Thousand Dollars ($200,000.00)" and Section 5.03(b)(iv) of the Agreement shall be amended to read in its entirety as follows: "the Teltronics Senior Security Agreement; and".

                  1.09. Section 9.02(b) - Termination. Section 9.02(b) of the Agreement shall be amended to read in its entirety as follows:

         "(b) By Teltronics, if Tri-Link shall have failed to perform any of its obligations hereunder, and by Tri-Link:

                        (i) at any time, if Teltronics shall have failed to perform any of its obligations hereunder other than an obligation to make an installment payment of principal and interest required to be made pursuant to Section 4.02 hereof (as such obligation may, at the applicable time, have been revised pursuant to
                        Section 4.05 hereof), unless and until such default has been cured by Teltronics; and

                        (ii) at any time after the thirtieth day following such default, if Teltronics shall have failed to make an installment payment of principal and interest required to be made pursuant to Section 4.02 hereof (as such obligation may, at the applicable time, have been revised pursuant to Section 4.05 hereof), unless and until such default has been cured by Teltronics."

                  1.10. Section 9.03 - Remedy Upon Payment Default. Section 9.03 shall be added to the Agreement to read in its entirety as follows: "Remedy Upon Payment Default. Each time Teltronics fails to make an installment payment of principal and interest required to be made pursuant to Section 4.02 hereof (as such obligation may, at the applicable time, have been revised pursuant to
Section 4.05 hereof) and fails to remedy such default by the end of the tenth day after the day on which the applicable payment was due, Teltronics shall issue to Tri-Link, on the fortieth day after the day on which the applicable payment was due, that number of shares of Teltronics' common voting stock which is equal to 22,500 times the number of days by which the number of days the applicable default remained unremedied (the day on which such default is remedied being deemed to be a day on which it remained unremedied) exceeds ten (10) days. Teltronics covenants that all of the shares which may be so issued to Tri-Link will be duly and validly issued and will be fully paid and non-assessable. "

                  1.11. Exhibit A - Definitions. The definition of "Operative Documents" in Exhibit A to the Agreement shall be amended to read in its entirety as follows " "Operative Documents" means this Agreement, the Teltronics Note, the Joint Escrow Instructions, the Teltronics Senior Security Agreement and, if made, the Teltronics Junior Security Agreement. " and the definition of "Teltronics Security Agreement" in Exhibit A to the Agreement shall be deleted therefrom and the following substituted therefor:

 " "Teltronics Senior Security Agreement" means the agreement made in accordance with Section 4.03 pursuant to which the priority security interest therein specified is granted.

    "Teltronics Junior Security Agreement" means the agreement made in accordance with Section 4.03 pursuant to which the junior security interest therein specified is granted. "


                  1.12. Other Terms. All other terms of the Agreement not expressly amended hereby shall remain in full force and effect.

                                   ARTICLE II
                                  CONSIDERATION

                  In consideration of Tri-Link's execution and delivery of this Amendment, Teltronics has paid Tri-Link by wire transfer of immediately available funds on May 2, 2003 the sum of $50,000.00, which amount shall be deemed to satisfy the corresponding obligation set forth in Section 4.02(a) as amended hereby.

                                  ARTICLE III
                                  MISCELLANEOUS

                  3.01. Amendments and Waivers. Except as otherwise expressly provided herein, this Amendment shall not be amended or modified in any manner except by an instrument in writing signed by all of the parties hereto. The waiver by a party of any condition, or any breach of this Amendment by any other party, shall not be effective unless in a writing signed by the waiving party, and no such waiver shall operate or be construed as the waiver of any conditions other than those expressly identified in the written waiver or of the same or another breach on a subsequent occasion.

                  3.02. Non-assignability. All terms and provisions of this Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Amendment may not be assigned by either party without the prior written consent of the other; provided, however, that such consent shall not be required for the assignment by either party of its rights and privileges hereunder to an Affiliate of that party (it being understood that no such assignment shall relieve the assigning party of its duties or obligations hereunder).

                  3.03. No Third Party Beneficiaries. This Amendment is not for the benefit of any Person other than the parties and their Affiliates, and no Person other than Teltronics and Tri-Link and their respective Affiliates shall have any rights against the parties hereunder.

                  3.04. Rules of Construction. The headings in this Amendment are inserted only as a matter of convenience and in no way affect the terms or intent of any provision of this Amendment. All defined phrases, pronouns, and other variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the actual identity of the organization, person, or persona may require. No provision of this Agreement shall be construed against any parties hereto by reason of the extent to which such parties or its counsel participated in the drafting hereof.

                  3.05. Choice of Law. This Amendment is made and entered into under the laws of Province of British Columbia (without giving effect to the principles of conflicts of laws thereof), which law shall govern the validity, enforceability and interpretation hereof and the performance by parties hereto of their respective duties and obligations hereunder.

                  3.06. Severability of Provisions. If any provision of this Amendment shall be contrary to the internal laws of the Province of British Columbia or any other applicable law, at the present time or in the future, such provision shall be deemed null and void, but shall not affect the legality of the remaining provisions of this Amendment. This Amendment shall be deemed to be modified and amended so as to be in compliance with applicable law and this Amendment shall then be construed in such a way as will best serve the intention of the parties at the time of the execution of this Amendment

                  3.07. Counterparts; Delivery. This Amendment may be executed in one or more counterparts. Each such counterpart shall be considered an original and all of such counterparts shall constitute a single agreement binding all the parties as if all had signed a single document. The parties acknowledge that delivery of executed counterparts of this Amendment may be effected by a facsimile transmission or other comparable means, with an original document to be delivered promptly thereafter via overnight courier.

                  3.08. Entire Agreement. This Amendment (including the Agreement, any schedules, exhibits or other attachments thereto), taken together with the other Operative Documents, constitute the entire agreement among the parties. This Amendment, the Agreement and the other Operative Documents supersede all prior and contemporaneous agreements, statements, understandings, and representations of the parties, including, without limitation, the e-mail of Sam Ifergan on August 1, 2002. There are no representations, warranties, agreements, arrangements, or understandings, oral or written between the parties relating to the subject matter of this Amendment which are not fully expressed herein. The parties agree that the traditional formulation of the parole evidence rule (whereby extrinsic evidence may not be used to vary or contradict the unambiguous terms of a document that represents a final and complete expression of the parties' agreement) shall govern in any action or proceeding that may arise in connection with this Amendment.

                  3.09. Last Day for Performance Other Than a Business Day. In the event that the last day for performance of an act or the exercise of a right hereunder falls on a day other than a Business Day, then the last day for such performance or exercise shall be the first Business Day immediately following the otherwise last day for such performance or such exercise.

                  3.10. Notices. All notices, requests, consents, or other communications required or permitted to be given under this Amendment shall be in writing, may be delivered in person, by overnight air courier, or by certified or registered mail (return receipt requested with all fees prepaid), and shall be deemed to have been duly given and to have become effective upon the date actually delivered to the parties or their assignees at the following addresses:

                  If to Tri-Link:    Tri-Link Technologies Inc.
                                     #301 - 8988 Fraserton Court
                                     Burnaby, British Columbia, Canada  V5J 5H8
                                     Attention:  Sam Ifergan

                  If to Teltronics:  Teltronics, Inc.
                                     2150 Whitfield Industrial Way
                                     Sarasota, Florida 34243-4046
                                     Attention:  Ewen Cameron, President and CEO

The persons or addresses to which mailings or deliveries shall be made may be changed from time to time by notice given pursuant to the provisions of this section.

                  3.11. Waiver of Jury Trial. The parties hereto hereby waive their respective right to trial by jury of any cause of action, claim, counterclaim or cross-complaint in any action, proceeding and/or hearing brought by any party hereto against another party hereto on any matter whatsoever relating to, resulting from, arising out of, or in any way connected with this Amendment, or any amendment or breach hereof, including, without limitation, any claim or injury or damage, or the enforcement of any remedy under any law, statute, or regulation, emergency or otherwise, now or hereafter in effect.

                  3.12. Expenses. Except as otherwise specifically provided in this Amendment, each party shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and applicable fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

                  3.13. Further Assurances. The parties hereto from time to time after execution of this Amendment, without further consideration, shall execute and deliver, as appropriate, such documents and take such actions as may be reasonably necessary or proper to carry out and consummate the transactions contemplated by this Amendment.

                  3.14. Force Majeure. Neither party shall be liable for defaults or delays due to acts of God or the public enemy, acts or demands of government or any government agency, strikes, fires, flood, accident, or other unforeseeable causes beyond its control (other than general economic conditions) and not due to its fault or negligence. Any party desiring to excuse its default or delay for any such reason shall notify the other party of the cause of such default or delay within five (5) days after the beginning thereof.

                  3.15. Brokers and Finders. Each of the parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finders' fees in connection with this Amendment or the transactions contemplated hereby, except for the Financial Advisory Agreement between Tri-Link and Hargan-Global Ventures Inc. dated November 13, 2001 (for which Teltronics has no obligations or liability whatsoever). In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by any party, such party agrees to indemnify and hold each other party harmless of and from any liability in respect of such claim.

                  3.16. Relationship of Parties. Nothing contained in this Amendment shall be construed as constituting a partnership or agency relationship between the parties hereto.

                  IN WITNESS WHEREOF, the undersigned parties hereby execute this Amendment as of the date first above written.

                                        "Teltronics"
                                        Teltronics, Inc.


                                        By:     /s/ Ewen Cameron
                                           -------------------------------------
                                                Ewen Cameron
                                                President and CEO


                                        "Tri-Link"
                                        Tri-Link Technologies Inc.


                                        By:     /s/ Hafrry Jaako
                                           -------------------------------------
                                                Harry Jaako
                                                Director & Secretary, Authorized
                                                 Signatory